Exhibit 2

FOURTH QUARTER RESULTS Stock Listing Information NYSE (ADS) Ticker: CX Mexican Stock Exchange Ticker: CEMEXCPO Ratio of CEMEXCPO to CX = 10:1 Investor Relations In the United States: + 1 877 7CX NYSE In Mexico: + 52 (81) 8888 4292 E-Mail: ir@cemex.com

Operating and financial highlights

	January - December				Fourth Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Consolidated cement volume	68,399	65,012	5%		17,195	16,331	5%	
Consolidated ready-mix volume	55,994	54,902	2%		14,226	13,955	2%	
Consolidated aggregates volume	167,745	162,182	3%		41,812	41,867	(0%)	
Net sales	15,708	15,227	3%	6%	3,838	3,872	(1%)	5%
Gross profit	5,032	4,738	6%	9%	1,312	1,246	5%	12%
as % of net sales	32.0%	31.1%	0.9pp		34.2%	32.2%	2.0pp	
Operating earnings before other expenses, net	1,659	1,518	9%	13%	443	359	24%	31%
as % of net sales	10.6%	10.0%	0.6pp		11.5%	9.3%	2.2pp	
Controlling interest net income (loss)	(507)	(843)	40%		(178)	(255)	30%	
Operating EBITDA	2,740	2,643	4%	6%	701	642	9%	16%
as % of net sales	17.4%	17.4%	0.0pp		18.3%	16.6%	1.7pp	
Free cash flow after maintenance capital expenditures	401	(89)	N/A		421	216	95%	
Free cash flow	211	(206)	N/A		335	171	96%	
Total debt plus perpetual notes	16,291	17,470	(7%)		16,291	17,470	(7%)	
Earnings (loss) per ADS	(0.39)	(0.68)	42%		(0.14)	(0.21)	34%	
Fully diluted earnings (loss) per ADS [1]	(0.39)	(0.68)	42%		(0.14)	(0.21)	34%	
Average ADSs outstanding	1,256.4	1,216.5	3%		1,274.5	1,219.6	5%	
Employees	44,241	43,087	3%		44,241	43,087	3%	

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 8 for end-of quarter CPO-equivalent units outstanding.
*Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.
[1] For 2014 and 2013, the effect of the potential dilutive shares generate anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the fourth quarter of 2014 decreased to US$3.8 billion, representing a decline of 1%, or an increase of 5% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared with the fourth quarter of 2013. The increase in consolidated net sales was to due higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in Mexico, the U.S., and our Mediterranean, South, Central America and the Caribbean and Asia regions.

Cost of sales as a percentage of net sales decreased by 2.0pp during the fourth quarter of 2014 compared with the same period last year, from 67.8% to 65.8%. The decrease was mainly driven by our continuous improvement operating efficiencies and product mix.

Operating expenses as a percentage of net sales decreased by 0.3pp during the fourth quarter of 2014 compared with the same period last year, from 22.9% to 22.6%, mainly due to our cost reduction initiatives which were partially offset by higher distribution expenses.

Operating EBITDA increased by 9% to US$701 million during the fourth quarter of 2014 compared with the same period last year. The increase was mainly due to higher contributions from the U.S., Mexico, as well as from our Northern Europe and Asia regions. On a like-to-like basis, operating EBITDA increased by 16% in the fourth quarter of 2014 compared with the same period last year.

Operating EBITDA margin increased by 1.7pp from 16.6% in the fourth quarter of 2013 to 18.3% this quarter.

Other expenses, net, for the quarter were US$306 million, which were mainly due to impairment of assets, a loss in sale of fixed assets, and severance payments.

Gain (loss) on financial instruments for the quarter was a loss of US$182 million, resulting mainly from derivatives related to CEMEX shares.

Foreign exchange results for the quarter was a gain of US$152 million, resulting mainly from the fluctuation of the Mexican peso versus the U.S. dollar.

Controlling interest net income (loss) was a loss of US$178 million in the fourth quarter of 2014 versus a loss of US$255 million in the same quarter of 2013. The lower quarterly loss primarily reflects higher operating earnings before other expenses, net, lower financial expenses, higher foreign exchange gain, lower income tax and lower non-controlling interest net income, partially offset by higher other expenses, net and higher loss on financial instruments.

Total debt plus perpetual notes decreased by US$658 million during the quarter.

2014 Fourth Quarter Results Page 2

Operating results

Mexico

	January - December				Fourth Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	3,185	3,187	(0%)	4%	827	785	5%	13%
Operating EBITDA	999	1,009	(1%)	3%	255	247	3%	12%
Operating EBITDA margin	31.4%	31.6%	(0.2pp)		30.9%	31.4%	(0.5pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	2%	6%	3%	1%	10%	7%
Price (USD)	(2%)	(1%)	(2%)	(3%)	(1%)	(2%)
Price (local currency)	2%	6%	2%	4%	3%	5%

Domestic gray cement and ready-mix volumes for our operations in Mexico increased by 6% and 1%, respectively, during the quarter versus the same period last year. For the full year, domestic gray cement and ready-mix volumes increased by 2% and by 3%, respectively, versus the full year 2013.

During the quarter, bulk cement sales continued showing a positive performance. Demand for our products continued to be driven by higher activity in the formal residential and the industrial-and-commercial sector. The increase in activity in the infrastructure sector is supported by the continued strong levels of public investment. The informal residential sector is experiencing a recovery on the back of improved macroeconomic indicators such as job creation and remittances.

United States

	January - December				Fourth Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	3,678	3,314	11%	13%	923	819	13%	13%
Operating EBITDA	421	255	65%	63%	138	77	78%	78%
Operating EBITDA margin	11.4%	7.7%	3.7pp		14.9%	9.5%	5.4pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	7%	6%	2%	9%	(2%)	(4%)
Price (USD)	6%	10%	8%	8%	11%	10%
Price (local currency)	6%	10%	8%	8%	11%	10%

In the United States, domestic gray cement and ready-mix volumes increased by 6% and 9%, respectively, during the fourth quarter of 2014 versus the same period last year, while aggregates volumes decreased by 4% during the same period. On a pro-forma basis, adjusting for the transfer of our ready-mix assets in the Carolinas into the newly established joint venture with Concrete Supply, ready-mix volumes grew by 10%. For the full year, both domestic gray cement and adjusted ready-mix volumes increased by 7%, while aggregates volumes declined by 2% versus the full year 2013.

The increase in our cement volumes during the quarter reflects an improved demand in most of our markets, despite unfavorable weather conditions in some of our states. The industrial-and-commercial sector and the residential sector were the main drivers for volume growth during the quarter. Office, hotels and manufacturing construction activity contributed favorably to the performance of the industrial-and-commercial sector. Activity in the residential sector was driven mainly by the multi-family segment supported by positive fundamentals such as large pent-up demand, relatively high affordability, and low levels of inventories. The infrastructure sector also contributed to volume growth during the quarter.

2014 Fourth Quarter Results Page 3

Operating results

Northern Europe

	January - December				Fourth Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	4,153	4,077	2%	2%	971	1,067	(9%)	0%
Operating EBITDA	367	331	11%	10%	87	79	9%	19%
Operating EBITDA margin	8.8%	8.1%	0.7pp		8.9%	7.4%	1.5pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	5%	5%	(2%)	(5%)	5%	1%
Price (USD)	(0%)	(9%)	1%	(9%)	2%	(5%)
Price (local currency)	(0%)	(1%)	0%	(0%)	1%	2%

Our domestic gray cement volumes in the Northern Europe region increased by 5% during the fourth quarter of 2014 and increased by 5% for the full year versus the full year 2013.

In Germany, our domestic gray cement volumes decreased by 2% during the fourth quarter and remained flat for the full year versus the same period last year. The decrease in our volumes during the quarter reflects the general change in the economic outlook, as well as some construction-workforce constraints. The residential sector continued to benefit from low levels of unemployment and mortgage rates despite the land availability and the regulatory caps in rental increases which dampened its performance. A growth in wages and net immigration also contributed to housing demand. In the industrial-and-commercial sector, there have been postponements and cancellations of projects.

Domestic gray cement volumes of our operations in Poland increased by 10% during the quarter and increased by 6% for the full year versus the comparable periods in 2013. Construction activity during the quarter benefited from favorable weather conditions. Coming from a low base, the infrastructure sector continues to be the main driver of demand supported by power plants and railway projects. The industrial-and-commercial sector continues to be driven by industrial and warehousing constructions as well as offices and hotels. After a favorable first half of 2014, activity in the residential sector slowed down.

In our operations in France, domestic ready-mix volumes decreased by 13% and our aggregates volumes increased by 2% during the fourth quarter of 2014 versus the comparable period last year. For the full year, ready-mix volumes decreased by 6% and our aggregates volumes increased by 4%, versus the same period last year. During the quarter there was increased activity in traded aggregates volumes. Volumes during the quarter were affected by the deterioration of the economy. In the infrastructure sector, activity has slowed down due to financing constraints, the cancellation or postponement of some projects, and the government's target to reduce deficit; however, the sector continues to be supported by a number of ongoing highway and high-speed-railway projects that started during 2012. The performance of the residential sector continues to be affected by high level of unemployment, loss of buying power and a less attractive buy-to-let program.

In the United Kingdom, domestic gray cement, and aggregates volumes increased, on a year-over-year basis, by 4% and 11%, respectively, while ready-mix volumes declined by 1% during the fourth quarter of 2014. For the full year our domestic gray cement, ready-mix, and aggregates volumes increased by 2%, 1% and 13%, respectively, versus the comparable period in the previous year. During the quarter, the residential sector continued driving demand for our products. Activity in this sector continued to grow, nevertheless at a more moderate rate and continues to be supported by a rise in consumer confidence and government incentives to promote home ownership. The industrial and commercial sector performed favorably during the quarter driven by office construction in large cities.

2014 Fourth Quarter Results Page 4

Operating results

Mediterranean

	January - December				Fourth Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	1,644	1,516	9%	10%	387	394	(2%)	5%
Operating EBITDA	333	325	3%	5%	71	78	(9%)	(4%)
Operating EBITDA margin	20.3%	21.4%	(1.1pp)		18.4%	19.9%	(1.5pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(2%)	(6%)	8%	8%	(4%)	(9%)
Price (USD)	8%	7%	0%	(11%)	19%	7%
Price (local currency)	10%	12%	0%	(3%)	19%	17%

Our domestic gray cement volumes in the Mediterranean region decreased by 6% during the fourth quarter and decreased by 2% for the full year versus the same periods in 2013.

Domestic gray cement and ready-mix volumes for our operations in Spain increased by 1% and 15%, respectively, on a year-over-year basis during the quarter. For the full year, our domestic gray cement and ready-mix volumes increased by 2%, and 6%, respectively, compared to the previous year. Activity in the residential sector continues to improve supported by the macroeconomic conditions in the country as well as better credit conditions. Regarding infrastructure, the increase in public biddings seen in previous quarters started to reflect in activity in the sector.

In Egypt, our domestic gray cement volumes decreased by 11% during the fourth quarter of 2014 and decreased by 6% for the full year versus the same period last year. Volumes during the quarter were affected by electricity shortages and the increased cement-production capacity in the country. The informal sector continues to be the main driver of demand for our products. During the quarter, the formal residential sector continued to see increased activity.

South, Central America and the Caribbean

	January - December				Fourth Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	2,195	2,234	(2%)	3%	514	577	(11%)	(3%)
Operating EBITDA	727	793	(8%)	(4%)	165	183	(9%)	(1%)
Operating EBITDA margin	33.1%	35.5%	(2.4pp)		32.2%	31.7%	0.5pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	5%	2%	8%	7%	15%	11%
Price (USD)	(5%)	(8%)	(4%)	(7%)	(4%)	(4%)
Price (local currency)	(0%)	(0%)	1%	2%	1%	6%

Our domestic gray cement volumes in the region increased by 2% during the fourth quarter of 2014 and increased by 5% for the full year versus the comparable periods last year.

In Colombia, during the fourth quarter our domestic gray cement, ready-mix and aggregates volumes increased by 10%, 12% and 9%, respectively, compared to the fourth quarter of 2013. For the full year, our domestic gray cement, ready-mix and aggregates volumes increased by 16%, 14% and 20%, respectively, compared to the same period in 2013. Construction activity in the quarter was supported by a positive performance in all demand segments. The residential sector, including self-construction and formal housing, continued its positive trend. Infrastructure remained also an important driver for demand of our products with the execution of several ongoing highway projects. The industrial and commercial sectors continued with a strong performance driven by office and commercial buildings.

2014 Fourth Quarter Results Page 5

Operating results

Asia

	January - December				Fourth Quarter			
	2014	2013	% Var.	l-t-l % Var.*	2014	2013	% Var.	l-t-l % Var.*
Net sales	612	577	6%	13%	155	133	16%	20%
Operating EBITDA	143	130	9%	11%	44	32	37%	36%
Operating EBITDA margin	23.3%	22.6%	0.7pp		28.2%	23.9%	4.3pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	9%	21%	(13%)	(0%)	(22%)	(53%)
Price (USD)	(1%)	1%	7%	1%	(3%)	(8%)
Price (local currency)	3%	3%	11%	6%	2%	(5%)

Our domestic gray cement volumes in the region increased by 21% during the fourth quarter and increased by 9% for the full year versus the same period last year.

In the Philippines, our domestic gray cement volumes increased by 26% during the fourth quarter of 2014 and increased by 11% for the full year versus the comparable periods of last year. Volumes during the quarter benefited from strong public and private spending and also reflect the introduction of the new cement-grinding mill at the end of the second quarter of 2014. Favorable economic conditions such as stable levels of inflation and mortgage rates, and healthy remittances inflows continue to support the activity in the residential sector. Increased investor confidence contributed to the positive performance of the industrial-and-commercial sector during the quarter supported by different industries including manufacturing, automotive, business process outsourcing, gaming and hospitality, among others. Investment in the infrastructure sector has increased, although at a moderate pace reflecting a slow implementation of projects.

2014 Fourth Quarter Results Page 6

Operating EBITDA, free cash flow and debt-related information

Operating EBITDA and free cash flow

	January - December			Fourth Quarter		
	2014	2013	% Var	2014	2013	% Var
Operating earnings before other expenses, net	1,659	1,518	9%	443	359	24%
+ Depreciation and operating amortization	1,081	1,125		258	283	
Operating EBITDA	2,740	2,643	4%	701	642	9%
- Net financial expense	1,338	1,423		312	357	
- Maintenance capital expenditures	512	489		209	232	
- Change in working capital	15	207		(343)	(301)	
- Taxes paid	558	511		79	72	
- Other cash items (net)	(83)	103		23	67	
Free cash flow after maintenance capital expenditures	401	(89)	N/A	421	216	95%
- Strategic capital expenditures	190	117		86	45	
Free cash flow	211	(206)	N/A	335	171	96%

In millions of US dollars, except percentages.

Free cash flow during the quarter, plus the cash balance reduction as well as the unwinding of the zero strike call options initially related to the 2015 convertible notes were mainly used to pay down debt, and general corporate purposes.

Our debt during the quarter reflects a positive foreign-exchange conversion effect for US$91 million.

Information on debt and perpetual notes

	Fourth Quarter			Third Quarter
	2014	2013	% Var	2014
Total debt [1]	15,825	16,993	(7%)	16,479
Short-term	8%	2%		6%
Long-term	92%	98%		94%
Perpetual notes	466	477	(2%)	470
Cash and cash equivalents	852	1,163	(27%)	1,004
Net debt plus perpetual notes	15,440	16,306	(5%)	15,944
Consolidated funded debt [2]/EBITDA [3]	5.19	5.49		5.37
Interest coverage [3] [4]	2.34	2.11		2.21

	Fourth Quarter	
	2014	2013
Currency denomination		
US dollar	88%	87%
Euro	10%	11%
Mexican peso	1%	2%
Other	0%	0%
Interest rate		
Fixed	71%	68%
Variable	29%	32%

In millions of US dollars, except percentages and ratios.

(1) Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).

(2) Consolidated funded debt as of December 31, 2014 was US$14,262 million, in accordance with our contractual obligations under the Facilities Agreement.

(3) EBITDA calculated in accordance with IFRS.

(4) Interest expense calculated in accordance with our contractual obligations under the Facilities Agreement.

2014 Fourth Quarter Results Page 7

Equity-related and derivative instruments information

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	12,437,902,409
Stock-based compensation	416,228
End-of-quarter CPO-equivalent units outstanding	12,438,318,637

Outstanding units equal total CEMEX CPO-equivalent units less CPOs held in subsidiaries, which as of December 31, 2014 were 18,261,131.
CEMEX has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 210 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of December 31, 2014, executives had outstanding options on a total of 1,410,250 CPOs, with a weighted-average strike price of approximately US$1.91 per CPO (equivalent to US$19.11 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of December 31, 2014, our executives held 29,509,762 restricted CPOs, representing 0.2% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Fourth Quarter		Third Quarter
	2014	2013	2014
Notional amount of equity related derivatives [1]	1,695	2,410	1,800
Estimated aggregate fair market value [1] [2] [3]	266	409	541

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

***Note:** Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of December 31, 2014, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$299 million, including a liability of US$28 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.*

(1) *Excludes an interest-rate swap related to our long-term energy contracts. As of December 31, 2014, the notional amount of this derivative was US$165 million, with a positive fair market value of approximately US$33 million.*

(2) *Net of cash collateral deposited under open positions. Cash collateral was US$14 million as of December 31, 2014 and US$7 million as of December 31, 2013.*

(3) *As required by IFRS, the estimated aggregate fair market value as of December 31, 2014 and 2013 includes a liability of US$28 million and US$39 million, respectively, relating to an embedded derivative in CEMEX's mandatorily convertible securities.*

2014 Fourth Quarter Results Page 8

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January - December				Fourth Quarter			
INCOME STATEMENT	2014	2013	% Var.	like-to-like % Var.*	2014	2013	% Var.	like-to-like % Var.*
Net sales	15,708,491	15,226,548	3%	6%	3,837,736	3,872,400	(1%)	5%
Cost of sales	(10,676,569)	(10,488,259)	(2%)		(2,525,400)	(2,626,552)	4%	
Gross profit	5,031,922	4,738,290	6%	9%	1,312,336	1,245,848	5%	12%
Operating expenses	(3,372,741)	(3,220,465)	(5%)		(869,129)	(887,102)	2%	
Operating earnings before other expenses, net	1,659,181	1,517,825	9%	13%	443,206	358,746	24%	31%
Other expenses, net	(383,539)	(381,550)	(1%)		(305,862)	(147,223)	(108%)	
Operating earnings	1,275,643	1,136,275	12%		137,345	211,523	(35%)	
Financial expense	(1,608,351)	(1,551,528)	(4%)		(345,079)	(411,616)	16%	
Other financial income (expense), net	186,654	132,806	41%		(41,565)	33,470	N/A	
Financial income	24,242	33,025	(27%)		4,417	9,219	(52%)	
Results from financial instruments, net	(65,376)	161,491	N/A		(182,261)	47,925	N/A	
Foreign exchange results	293,228	4,455	6482%		151,639	(994)	N/A	
Effects of net present value on assets and liabilities and others, net	(65,439)	(66,165)	1%		(15,360)	(22,680)	32%	
Equity in gain (loss) of associates	22,099	17,805	24%		7,580	9,819	(23%)	
Income (loss) before income tax	(123,954)	(264,642)	53%		(241,720)	(156,805)	(54%)	
Income tax	(300,886)	(483,297)	38%		66,920	(77,599)	N/A	
Consolidated net income (loss)	(424,840)	(747,939)	43%		(174,800)	(234,404)	25%	
Non-controlling interest net income (loss)	82,477	95,161	(13%)		2,973	21,011	(86%)	
Controlling interest net income (loss)	(507,317)	(843,100)	40%		(177,774)	(255,415)	30%	
Operating EBITDA	2,740,489	2,643,035	4%	6%	701,291	642,231	9%	16%
Earnings (loss) per ADS	(0.39)	(0.68)	42%		(0.14)	(0.21)	34%	

	As of December 31		
BALANCE SHEET	2014	2013	% Var.
Total assets	34,936,289	38,017,604	(8%)
Cash and cash equivalents	854,096	1,162,949	(27%)
Trade receivables less allowance for doubtful accounts	1,828,622	1,990,129	(8%)
Other accounts receivable	300,909	537,155	(44%)
Inventories, net	1,226,187	1,301,565	(6%)
Other current assets	604,136	299,264	102%
Current assets	4,813,950	5,291,062	(9%)
Property, machinery and equipment, net	13,767,183	15,763,752	(13%)
Other assets	16,355,156	16,962,789	(4%)
Total liabilities	24,883,959	26,652,253	(7%)
Current liabilities	5,442,645	4,564,156	19%
Long-term liabilities	12,980,122	14,331,077	(9%)
Other liabilities	6,461,191	7,757,020	(17%)
Total stockholders' equity	10,052,330	11,365,351	(12%)
Non-controlling interest and perpetual instruments	1,157,936	1,144,742	1%
Total controlling interest	8,894,394	10,220,609	(13%)

2014 Fourth Quarter Results Page 9

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January - December			Fourth Quarter		
INCOME STATEMENT	2014	2013	% Var.	2014	2013	% Var.
Net sales	210,022,521	195,661,148	7%	53,920,191	50,573,543	7%
Cost of sales	(142,745,725)	(134,774,125)	(6%)	(35,481,874)	(34,302,771)	(3%)
Gross profit	67,276,796	60,887,023	10%	18,438,317	16,270,772	13%
Operating expenses	(45,093,541)	(41,382,975)	(9%)	(12,211,269)	(11,585,548)	(5%)
Operating earnings before other expenses, net	22,183,255	19,504,048	14%	6,227,048	4,685,224	33%
Other expenses, net	(5,127,910)	(4,902,916)	(5%)	(4,297,355)	(1,922,738)	(124%)
Operating earnings	17,055,345	14,601,131	17%	1,929,693	2,762,486	(30%)
Financial expense	(21,503,647)	(19,937,134)	(8%)	(4,848,366)	(5,375,706)	10%
Other financial income (expense), net	2,495,569	1,706,552	46%	(583,994)	437,113	N/A
Financial income	324,111	424,365	(24%)	62,053	120,394	(48%)
Results from financial instruments, net	(874,082)	2,075,162	N/A	(2,560,760)	625,904	N/A
Foreign exchange results	3,920,462	57,243	6749%	2,130,527	(12,980)	N/A
Effects of net present value on assets and liabilities and others, net	(874,922)	(850,218)	(3%)	(215,813)	(296,205)	27%
Equity in gain (loss) of associates	295,467	228,798	29%	106,501	128,231	(17%)
Income (loss) before income tax	(1,657,265)	(3,400,652)	51%	(3,396,165)	(2,047,876)	(66%)
Income tax	(4,022,849)	(6,210,366)	35%	940,224	(1,013,438)	N/A
Consolidated net income (loss)	(5,680,114)	(9,611,018)	41%	(2,455,941)	(3,061,314)	20%
Non-controlling interest net income (loss)	1,102,718	1,222,817	(10%)	41,777	274,406	(85%)
Controlling interest net income (loss)	(6,782,832)	(10,833,835)	37%	(2,497,718)	(3,335,720)	25%
Operating EBITDA	36,640,341	33,963,003	8%	9,853,135	8,387,533	17%
Earnings (loss) per ADS	(5.26)	(8.75)	40%	(1.93)	(2.70)	29%

	As of December 31		
BALANCE SHEET	2014	2013	% Var.
Total assets	514,960,893	496,129,728	4%
Cash and cash equivalents	12,589,375	15,176,489	(17%)
Trade receivables less allowance for doubtful accounts	26,953,889	25,971,186	4%
Other accounts receivable	4,435,402	7,009,869	(37%)
Inventories, net	18,073,998	16,985,421	6%
Other current assets	8,904,960	3,905,394	128%
Current assets	70,957,624	69,048,360	3%
Property, machinery and equipment, net	202,928,272	205,716,970	(1%)
Other assets	241,074,998	221,364,399	9%
Total liabilities	366,789,550	347,811,897	5%
Current liabilities	80,224,594	59,562,242	35%
Long-term liabilities	191,327,002	187,020,550	2%
Other liabilities	95,237,954	101,229,105	(6%)
Total stockholders' equity	148,171,343	148,317,832	(0%)
Non-controlling interest and perpetual instruments	17,067,970	14,938,879	14%
Total controlling interest	131,103,374	133,378,953	(2%)

2014 Fourth Quarter Results Page 10

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - December				Fourth Quarter			
				like-to-like				like-to-like
NET SALES	2014	2013	% Var.	% Var. *	2014	2013	% Var.	% Var. *
Mexico	3,184,804	3,186,706	(0%)	4%	827,130	785,078	5%	13%
U.S.A.	3,678,449	3,314,359	11%	13%	923,005	818,979	13%	13%
Northern Europe	4,152,681	4,076,979	2%	2%	970,840	1,066,653	(9%)	0%
Mediterranean	1,644,485	1,515,619	9%	10%	386,833	394,250	(2%)	5%
South, Central America and the Caribbean	2,194,797	2,233,978	(2%)	3%	514,300	576,655	(11%)	(3%)
Asia	611,877	576,527	6%	13%	154,861	133,109	16%	20%
Others and intercompany eliminations	*241,397*	*322,381*	*(25%)*	*(25%)*	*60,767*	*97,676*	*(38%)*	*(38%)*
TOTAL	15,708,491	15,226,548	3%	6%	3,837,736	3,872,400	(1%)	5%

GROSS PROFIT								
Mexico	1,565,538	1,543,314	1%	6%	414,188	401,547	3%	11%
U.S.A.	696,915	473,941	47%	47%	209,057	140,100	49%	49%
Northern Europe	1,042,712	1,032,738	1%	0%	264,061	292,097	(10%)	(2%)
Mediterranean	476,423	497,460	(4%)	(3%)	107,038	117,160	(9%)	(2%)
South, Central America and the Caribbean	963,460	1,021,475	(6%)	(1%)	225,731	255,403	(12%)	(4%)
Asia	219,050	169,194	29%	34%	67,330	41,798	61%	64%
Others and intercompany eliminations	*67,823*	*166*	*40749%*	*40749%*	*24,931*	*(2,257)*	*N/A*	*N/A*
TOTAL	5,031,922	4,738,290	6%	9%	1,312,336	1,245,848	5%	12%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	819,301	815,688	0%	5%	212,631	199,040	7%	16%
U.S.A.	(8,518)	(203,166)	96%	96%	37,437	(34,073)	N/A	N/A
Northern Europe	140,248	103,377	36%	33%	32,447	19,067	70%	82%
Mediterranean	234,233	222,049	5%	8%	47,375	55,970	(15%)	(11%)
South, Central America and the Caribbean	639,375	702,497	(9%)	(4%)	142,912	155,957	(8%)	(0%)
Asia	112,256	99,081	13%	13%	35,742	24,171	48%	44%
Others and intercompany eliminations	*(277,713)*	*(221,702)*	*(25%)*	*(31%)*	*(65,337)*	*(61,386)*	*(6%)*	*(17%)*
TOTAL	1,659,181	1,517,825	9%	13%	443,206	358,746	24%	31%

2014 Fourth Quarter Results Page 11

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - December				Fourth Quarter			
				like-to-like				like-to-like
OPERATING EBITDA	2014	2013	% Var.	% Var. *	2014	2013	% Var.	% Var. *
Mexico	999,142	1,008,527	(1%)	3%	255,439	246,849	3%	12%
U.S.A.	420,810	254,961	65%	63%	137,618	77,434	78%	78%
Northern Europe	367,050	331,403	11%	10%	86,725	79,380	9%	19%
Mediterranean	333,319	324,610	3%	5%	71,058	78,376	(9%)	(4%)
South, Central America and the Caribbean	727,223	792,584	(8%)	(4%)	165,479	182,781	(9%)	(1%)
Asia	142,719	130,389	9%	11%	43,654	31,813	37%	36%
Others and intercompany eliminations	*(249,774)*	*(199,439)*	*(25%)*	*(32%)*	*(58,682)*	*(54,403)*	*(8%)*	*(20%)*
TOTAL	2,740,489	2,643,035	4%	6%	701,291	642,231	9%	16%

OPERATING EBITDA MARGIN	2014	2013	2014	2013
Mexico	31.4%	31.6%	30.9%	31.4%
U.S.A.	11.4%	7.7%	14.9%	9.5%
Northern Europe	8.8%	8.1%	8.9%	7.4%
Mediterranean	20.3%	21.4%	18.4%	19.9%
South, Central America and the Caribbean	33.1%	35.5%	32.2%	31.7%
Asia	23.3%	22.6%	28.2%	23.9%
TOTAL	17.4%	17.4%	18.3%	16.6%

2014 Fourth Quarter Results Page 12

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - December			Fourth Quarter		
	2014	2013	% Var.	2014	2013	% Var.
Consolidated cement volume [1]	68,399	65,012	5%	17,195	16,331	5%
Consolidated ready-mix volume	55,994	54,902	2%	14,226	13,955	2%
Consolidated aggregates volume	167,745	162,182	3%	41,812	41,867	(0%)

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - December 2014 Vs. 2013	Fourth Quarter 2014 Vs. 2013	Fourth Quarter 2014 Vs. Third Quarter 2014
Mexico	2%	6%	6%
U.S.A.	7%	6%	(9%)
Northern Europe	5%	5%	(16%)
Mediterranean	(2%)	(6%)	(3%)
South, Central America and the Caribbean	5%	2%	(3%)
Asia	9%	21%	6%

READY-MIX VOLUME			
Mexico	3%	1%	3%
U.S.A.	2%	9%	(6%)
Northern Europe	(2%)	(5%)	(7%)
Mediterranean	8%	8%	3%
South, Central America and the Caribbean	8%	7%	(8%)
Asia	(13%)	(0%)	11%

AGGREGATES VOLUME			
Mexico	10%	7%	5%
U.S.A.	(2%)	(4%)	(8%)
Northern Europe	5%	1%	(10%)
Mediterranean	(4%)	(9%)	(2%)
South, Central America and the Caribbean	15%	11%	(5%)
Asia	(22%)	(53%)	4%

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2014 Fourth Quarter Results Page 13

Operating results

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - December 2014 Vs. 2013	Fourth Quarter 2014 Vs. 2013	Fourth Quarter 2014 Vs. Third Quarter 2014
Mexico	(2%)	(1%)	(6%)
U.S.A.	6%	10%	3%
Northern Europe (*)	(0%)	(9%)	(4%)
Mediterranean (*)	8%	7%	(2%)
South, Central America and the Caribbean (*)	(5%)	(8%)	(6%)
Asia (*)	(1%)	1%	(2%)

READY-MIX PRICE			
Mexico	(2%)	(3%)	(4%)
U.S.A.	8%	8%	0%
Northern Europe (*)	1%	(9%)	(4%)
Mediterranean (*)	0%	(11%)	(5%)
South, Central America and the Caribbean (*)	(4%)	(7%)	(8%)
Asia (*)	7%	1%	(6%)

AGGREGATES PRICE			
Mexico	(1%)	(2%)	(6%)
U.S.A.	11%	10%	0%
Northern Europe (*)	2%	(5%)	(3%)
Mediterranean (*)	19%	7%	(6%)
South, Central America and the Caribbean (*)	(4%)	(4%)	(8%)
Asia (*)	(3%)	(8%)	(1%)

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - December 2014 Vs. 2013	Fourth Quarter 2014 Vs. 2013	Fourth Quarter 2014 Vs. Third Quarter 2014
Mexico	2%	6%	(0%)
U.S.A.	6%	10%	3%
Northern Europe (*)	(0%)	(1%)	2%
Mediterranean (*)	10%	12%	(0%)
South, Central America and the Caribbean (*)	(0%)	(0%)	(0%)
Asia (*)	3%	3%	(0%)

READY-MIX PRICE			
Mexico	2%	4%	2%
U.S.A.	8%	8%	0%
Northern Europe (*)	0%	(0%)	1%
Mediterranean (*)	0%	(3%)	1%
South, Central America and the Caribbean (*)	1%	2%	(0%)
Asia (*)	11%	6%	(1%)

AGGREGATES PRICE			
Mexico	3%	5%	(0%)
U.S.A.	11%	10%	0%
Northern Europe (*)	1%	2%	2%
Mediterranean (*)	19%	17%	1%
South, Central America and the Caribbean (*)	1%	6%	1%
Asia (*)	2%	(5%)	3%

(*) Volume weighted-average price.

2014 Fourth Quarter Results Page 14

activities CEMEX and Holcim close series of transactions in Europe On January 6, 2015, CEMEX announced that it has closed the series of transactions with Holcim, originally announced on August 28, 2013 and supplemented on October 30, 2014. CEMEX acquired all of Holcim?s assets in the Czech Republic and divested its assets in the western part of Germany to Holcim. In Spain, CEMEX acquired Holcim?s Gador cement plant (cement capacity of 0.85 million tons) and its Yeles cement grinding station (cement capacity of 0.90 million tons). As part of these transactions, CEMEX paid U.S.$40 million in cash to Holcim. CEMEX expects a recurring improvement in its EBITDA, including synergies, of about US$20 to US$30 million. CEMEX announces CLH capacity expansion project in Costa Rica On December 18, 2014, CEMEX announced that its subsidiary CEMEX Latam Holdings, S.A. (“CLH”) will start a project to increase cement production capacity in its plant located in Colorado, Costa Rica by approximately 25%, reaching an annual capacity of 1.1 million tons per year by 2017. The total investment is expected to be approximately US$35 million in a 3 year period and will include the construction of a new grinding mill, as well as several capacity enhancing projects on its clinker production line. Additionally, the expansion is expected to generate approximately 90 jobs during the construction phase and about 50 jobs once operations begin. CEMEX to resume Tepeaca plant expansion On December 1, 2014, CEMEX announced the restart of the Tepeaca cement plant expansion. By 2017 the total production capacity will reach 7.6 million tons per year. Total investment is estimated to be approximately US$650 million.The additional investment, in order to add 4.4 million tons per year to the current capacity, will be approximately US$200 million, since the company had already invested close to US$450 million by 2008. This investment will allow CEMEX to be fully prepared to better serve our Mexican market in that region. Additionally, the expansion is expected to generate approximately 1,500 jobs during the construction phase and about 100 direct and 240 indirect jobs once operations begin. CEMEX to install 100,000 concrete cookstoves On November 24, 2014, CEMEX announced the start of sales and installation of 100,000 ecological concrete cookstoves to improve the quality of life of approximately half a million people in Mexico and Guatemala by 2017. With an investment of approximately US$2 million, the development of this social business is an action that CEMEX performs as part of the Global Alliance for Clean Cookstoves, an initiative that seeks to foster the adoption of clean cookstoves and fuels in 100 million households globally by 2020. This initiative was launched in 2010 by former U.S. Secretary of State Hillary Rodham Clinton. CEMEX Building Award recognizes the best in architecture and construction in 16 countries On November 6, 2014, CEMEX announced the winners of the XXIII Edition of the CEMEX Building Award, recognizing buildings that stand out for their constructive, conceptual, technical, and aesthetic solutions. On this edition, the CEMEX Building Award registration recorded 500 domestic buildings and 214 constructed in Bosnia, Brazil, Colombia, Costa Rica, Croatia, Guatemala, Mexico, Montenegro, Nicaragua, Panama, Poland, Puerto Rico, Dominican Republic, Czech Republic, Thailand and United Kingdom. The jury that evaluated all works consisted of 17 specialists from six different countries. Winning entries of the contest were selected by the new conceptual, technical, and aesthetic solutions applied in their design, construction or use. CEMEX increases new bank loan to U.S.$1.87 billion and successfully concludes amendment to facilities agreement On November 3, 2014, CEMEX announced that it received U.S.$515 million of commitments from banks that have agreed to join the credit agreement entered into on September 30, 2014 (the ?Credit Agreement?). The banks that provided the new commitments acceded the Credit Agreement as additional lenders, increasing the total amount of the Credit Agreement from U.S.$1.35 billion to U.S.$1.87 billion. The incremental amount raised was applied to partially prepay the Facilities Agreement dated September 17, 2012 (as amended from time to time, the “Facilities Agreement”) and to pay other debt. After the prepayment of the Facilities Agreement, the remaining outstanding amount under this facility was reduced to approximately U.S.$2.05 billion, scheduled to mature in 2017. Additionally, CEMEX announced it has obtained the required consents to amend the Facilities Agreement so the covenants and undertakings under this facility are conformed to those of the Credit Agreement. The main amendments include: The amounts allowed for capital expenditures are increased from U.S.$800 million to U.S.$1 billion per year; The amounts allowed for permitted acquisitions and investments in joint ventures are increased from U.S.$250 million to U.S.$400 million per year; The restrictions on asset swaps are eliminated; and A new mandatory prepayment regime that eliminates the cash sweep covenant and provides CEMEX with more discretion to use its cash is introduced. 2014 Fourth Quarter Results Page 15 information Mexican Tax Reform 2010 and 2014 In November 2009, Mexico approved amendments to the income tax law, which became effective on January 1, 2010. Such amendments modified the tax consolidation regime by requiring entities to determine income taxes as if the tax consolidation provisions did not exist from 1999 onward, specifically turning into taxable items: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions that represented the transfer of resources between the companies included in the tax consolidation. In December 2010, pursuant to miscellaneous rules, the tax authority in Mexico granted the option to defer the calculation and payment of the income tax over the difference in equity explained above, until the subsidiary is disposed of or CEMEX eliminates the tax consolidation. Tax liabilities associated with the tax loss carryforwards used in the tax consolidation of the Mexican subsidiaries are not offset with deferred tax assets in the balance sheet. The realization of these tax assets is subject to the generation of future tax earnings in the controlled subsidiaries that generated the tax loss carryforwards in the past. In addition, in connection with new amendments to the income tax law in Mexico approved in December 2013 and effective beginning January 1, 2014, the tax consolidation regime in effect until December 31, 2013, was replaced prospectively by a new integration regime, to which CEMEX will not apply, resulting in that beginning in 2014, each Mexican entity will determine its income taxes based solely in its individual results, and a period of up to 10 years has been established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the new rules issued for the disconnection of the tax consolidation regime amounted to approximately US$1,901 million, based on an exchange rate of Ps13.05 to U.S.$1.00 as of December 31, 2013. Changes in the Parent Company?s tax payable associated with the tax consolidation in Mexico in 2014 were as follows (approximate US$ Millions): 2014 Balance at the beginning of the period $1,683* Restatement for the period $65 Payments during the period ($294) Balance at the end of the period $1,454 *Based on an exchange rate of Ps14.74 to U.S.$1.00 as of December 31,2014 As of December 31, 2014, the estimated payment schedule of taxes payable resulting from these changes in the tax consolidation regime in Mexico were as follows (approximate amounts in millions of US dollars): 2015 $350 2016 $293 2017 $291 2018 $215 2019 and thereafter $305 1,454 Antitrust Cartel Litigation in Germany Regarding this matter, a date for issuing a decision on the appeal filed by Cartel Damages Claims, SA (?CDC?) on January 15, 2014 has been set for February 18, 2015. Antitrust Investigation in Colombia Regarding this matter, it is expected that in early 2015 the Superintendent Delegate for Competition Protection will issue a non-binding report of the investigation which could provide a recommendation to impose sanctions or to close the investigation, and a decision by the Colombian Superintendency of Industry and Commerce (the ?SIC?) on this matter would be expected during the second or third quarter of 2015. If the SIC decides to impose a sanction against CEMEX Colombia, S.A. we have the possibility of filing several recourses that are available to us that would take a considerable amount of time to get resolved. Environmental Matters ? United States On December 19, 2014, the United States Environmental Protection Agency issued a final rule on the regulation of Coal Combustion Products (the ?Final Rule?). As of December 30, 2014, we are analyzing the effects of the Final Rule; however, based on current information, we believe that the effects of the Final Rule should not have a material impact on us. Tax Matters ? Egypt This case has been adjourned until February 28, 2015. Furthermore, Assiut Cement Company has filed a request before the Ministerial Committee for Investments? Dispute Resolutions claiming non-entitlement of the Egyptian tax authority to the development levy on clay used in the production of cement from the date of enforceability of Law No. 114/2008 up until issuance of Law No. 73/2010, and from cement produced using imported clinker. 2014 Fourth Quarter Results Page 16

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the fourth quarter of 2014 and the fourth quarter of 2013 are 14.05 and 13.06 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, as of December 31, 2014, and December 31, 2013, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2014 and 2013, provided below.

Breakdown of regions

Northern Europe includes operations in Austria, the Czech Republic, France, Germany, Hungary, Ireland, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Mediterranean region includes operations in Croatia, Egypt, Israel, Spain, and the United Arab Emirates.

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The Asia region includes operations in Bangladesh, China, Malaysia, the Philippines, Taiwan, and Thailand.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,274.5 million for the fourth quarter of 2014; 1,256.4 million for year-to-date 2014; 1,219.6 million for the fourth quarter of 2013; and 1,216.5 million for year-to-date 2013. According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued as a result of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - December		Fourth Quarter		Fourth Quarter	
	2014	2013	2014	2013	2014	2013
	Average	Average	Average	Average	End of period	End of period
Mexican peso	13.37	12.85	14.05	13.06	14.74	13.05
Euro	0.7583	0.7511	0.8071	0.73	0.8263	0.7268
British pound	0.6079	0.639	0.634	0.6131	0.6416	0.6037

Amounts provided in units of local currency per US dollar.

2014 Fourth Quarter Results Page 17